SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               --------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              At Home Corporation
                                (Name of Issuer)

                 Series A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    045919101
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                              1400 Lake Hearn Drive
                                Atlanta, GA 30319
                                 (404) 843-5000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 2, 1997
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 2 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Cox @Home, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                            WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  14,557,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            14,557,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            14,557,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.5%; see Items 3-5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                            CO
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 hereto)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 3 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Communications, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                            WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  14,557,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            14,557,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            14,557,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.5%; see Items 3-5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                            CO
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 hereto)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 4 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Cox Holdings, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                            WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  14,557,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            14,557,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            14,557,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.5%; see Items 3-5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                            CO
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 hereto)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 5 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Enterprises, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                            WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  14,557,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            14,557,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            14,557,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.5%; see Items 3-5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                            CO
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 hereto)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 6 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Barbara Cox Anthony
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                            see Item 3
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  14,557,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            14,557,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            14,557,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.5%; see Items 3-5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                            OO; see Item 2
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 hereto)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 7 of 27
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                            Anne Cox Chambers
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                            see Item 3
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                                            Not Applicable

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  14,557,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            14,557,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            14,557,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            16.5%; see Items 3-5
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                            OO; see Item 2
--------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 hereto)

     This Report on Schedule 13D relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Issuer" or "@Home"). Cox @Home, Inc. ("CAH"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI"), Cox Enterprises, Inc. ("CEI" and collectively with CAH, CCI and CHI, the "Cox Corporations" or "Cox"), Anne Cox Chambers, and Barbara Cox Anthony together with certain other holders of shares of Series A Common Stock referred to herein which are parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997 (the "Stockholders' Agreement"), may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Series A Common Stock.

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.      Security and Issuer.

     The address of the Issuer's principal executive offices is:

                               At Home Corporation
                               425 Broadway Street
                         Redwood City, California 94063.

     Holders of Series A Common Stock and the Issuer's Series K Common Stock ("Series K Common Stock") are entitled to one vote for each share held, and holders of the Issuer's Series B Common Stock ("Series B Common Stock") are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the Issuer's Certificate of Incorporation (the "Company Charter"). All of the shares of Series B Common Stock are owned by a subsidiary of Tele-Communications, Inc. ("TCI"), which is a wholly-owned subsidiary of AT&T Corp. ("AT&T"). Each share of Series B Common Stock and Series K Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B or Series K Common Stock. All other rights and privileges of the Series A, Series B and Series K Common Stock are identical, except that: (i) so long as there are at least 5,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock, voting separately as a single series, have the right to elect five directors (the "Series B Directors") to the Issuer's Board of Directors (the "Board"); (ii) so long as there are at least 5,000,000 shares of Series K Common Stock outstanding (the substantial majority of which are owned by certain affiliates (the "KPCB Affiliates") of Kleiner, Perkins, Caufield & Byers ("KPCB") and certain of its affiliates), the holders of Series K Common Stock, voting separately as a single series, have the right to elect one director (the "Series K Director") to the Board; and (iii) so long as the holders of Series B Common Stock or Series K
Common  Stock  are  entitled  to  elect  any  Series B  Directors  or a Series K

Director, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of the Issuer and is not an affiliate or associate of TCI, Comcast Corporation ("Comcast") or CEI.

Item 2.   Identity and Background.

     This Report is being filed jointly by CAH, CCI, CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony. All of the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified broadband communications company with interests in cable television distribution systems, programming networks and telecommunications technology. CAH and CHI are holding companies. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305, and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

     All of the shares of the Issuer beneficially owned by Cox are held of record by CAH. All of the issued and outstanding shares of capital stock of CAH are beneficially owned by CCI; approximately 75.61% of the voting power of the capital stock of CCI is held by CHI; and all of the issued and outstanding shares of capital stock of CHI are beneficially owned by CEI. There are 202,580,701 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 58,316,422 shares (28.8%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 58,316,422 shares (28.8%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 82,745,685 shares (40.8%); and (iv) 275 individuals and trusts exercise beneficial ownership over the remaining 3,202,172 shares (1.6%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 199,378,529 shares (98.4%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 14,578 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CAH, CCI, CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony may be deemed to be beneficial owners of the securities reported herein.

     The following information concerning the directors and executive officers of CAH, CCI, CHI and CEI and Anne Cox Chambers and Barbara Cox Anthony is set forth on Exhibit 99.1:

     (i)  name;

     (ii) residence or business address; and

     (iii)present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 3.   Source and Amount of Funds of Other Consideration.

     In July 1997, CCI acquired Series A Common Stock through the conversion of its preferred stock of the Issuer. Prior to the initial public offering of shares of Series A Common Stock by the Issuer in July 1997 (the "Offering"), CCI, through indirectly owned subsidiaries, owned 727,865 shares of Series AX Preferred Stock of the Issuer (initially acquired in August 1996 for $7,278,650 from cash provided from working capital), Comcast owned 727,865 shares of Series AM Preferred Stock of the Issuer, KPCB Affiliates owned 693,883 shares of Series K Preferred Stock of the Issuer and TCI owned 1,540,000 shares of Series T Preferred Stock and 783,000 shares of Series AT Preferred Stock of the Issuer. (Information concerning the above share ownership is taken from Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer on July 11, 1997.) Such preferred stock was convertible, at the option of the holder, into Series A Common Stock. In accordance with the terms of such preferred stock, automatically and immediately prior to the occurrence of the Offering, shares of Series AT, AX and AM Preferred Stock were converted into shares of Series A Common Stock, shares of Series T Preferred Stock were converted into shares of Series B Common Stock and shares of Series K Preferred Stock were converted into shares of Series K Common Stock, each on a 20-for-1 basis.


Item 4.   Purpose of Transaction.

     In connection with its initial acquisition of preferred stock in August 1996, CCI entered into a stockholders' agreement (which, as amended on July 16, 1997, is the above-referenced "Stockholders' Agreement") with Comcast PC Investments ("Comcast Sub"), CAH f/k/a Cox Teleport Providence, Inc., a directly owned subsidiary of CCI ("Cox Sub"), KPCB Affiliates, TCI Internet Holdings, Inc., a wholly owned subsidiary of TCI ("TCI Sub") (each of the foregoing, the "Initial Stockholders"), certain of their respective affiliates (including Comcast, TCI and KPCB) and the Issuer. The Stockholders' Agreement provides for, among other things, certain voting agreements, restrictions on transfer of securities of the Issuer, rights of first offer, tag-along and drag-along rights and preemptive rights.

     On October 2, 1997, Cablevision Systems Corporation ("CSC", and collectively with the Initial Stockholders, the "Stockholders") and CSC Parent Corporation ("CSC Parent") entered into a Letter Agreement and Term Sheet with the Issuer, Comcast, CEI, KPCB and TCI, which agreement was amended on October 10, 1997 (the "Letter Agreement"). Pursuant to the Letter Agreement and a Warrant Purchase Agreement between Issuer and CSC dated October 10, 1997, CSC Parent acquired a warrant (the "Warrant") to purchase up to 7,875,784 shares of the Series A Common Stock at an exercise price of $0.50 per share, which Warrant is immediately exercisable (subject to the receipt of governmental consents and approvals), and a warrant (the "Contingent Warrant") to purchase up to 3,071,152 shares of the Series A Common Stock at an exercise price of $0.50 per share, exercisable as and to the extent certain cable television systems are transferred from TCI and its controlled affiliates to CSC, CSC Parent or their controlled affiliates (subject to the receipt of governmental consents and approvals). Pursuant to the Letter Agreement, the parties have agreed that CSC will have all of the rights, and will be subject to the same obligations, as TCI, Comcast and CCI under the Stockholders' Agreement, subject to certain exceptions, the registration rights agreement and certain other agreements among TCI, Comcast, CCI, Cox Sub and their respective affiliates and the Issuer relating to the distribution of the Issuer's Internet service (including a "Master Distribution Agreement" to be entered into). The terms of the Letter Agreement and Stockholders' Agreement are briefly summarized in Item 6 below.

     Because the Stockholders' Agreement provides for certain arrangements among the Initial Stockholders in connection with the voting and transfer of stock of the Issuer, the Initial Stockholders may constitute a "group" as referred to in Rule 13d-5 under the Exchange Act. Further, because the Letter Agreement provides for the amendment for the Stockholders' Agreement to reflect the addition of CSC as a "Stockholder" thereunder and to subject CSC to such voting and transfer arrangements, the Initial Stockholders together with CSC may be deemed to be a "group", and as a result the Cox Corporations may be deemed to have acquired beneficial ownership of Series A Common Stock for which the Warrant and Contingent Warrant are exercisable. Absent the acquisition by CSC and amendment of the Stockholders' Agreement, the Cox Corporations would have been eligible to file on Schedule 13G to disclose their beneficial ownership of Series A Common Stock.

     Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that CAH, CCI, CHI, CEI, Anne Cox Chambers or Barbara Cox Anthony is a member of a "group" for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such "group" exists and Cox, Mrs. Chambers and Mrs. Anthony expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

     Except as otherwise disclosed in this Report, Cox has not made any decision concerning its course of action with respect to the Issuer. Cox could decide, depending on market and other factors, to dispose of shares of the Issuer's Common Stock which it beneficially owned, to acquire additional Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share its interest in the Issuer or to take any other available course of action (which could involve one or more of the types of transactions, or have one or more of the results described in subparagraphs (a) through (j) of Item 4 hereto). In this regard, Cox intends to review continuously its investment in the Issuer. In reaching any conclusion as to its future course of action, Cox will take into consideration various factors, including without limitation the Issuer's business and financial condition and prospects, other developments concerning the Issuer and Cox, the effect of legal and regulatory requirements applicable to the Issuer and Cox, other business opportunities available to Cox, developments with respect to the businesses of Cox, developments in the cable television and telecommunications industries generally, general economic conditions and stock market conditions.

     Except as set forth in this Report, neither Cox, Mrs. Chambers and Mrs. Anthony, nor, to the best of Cox's knowledge, any of the executive officers or directors of Cox has any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 hereto.

Item 5.   Interest in Securities of Issuer.

     (a) Based upon the information set forth in the Excite Merger Agreement (as defined in Item 6 hereof), as of January 15, 1999, there were outstanding 105,329,712 shares of Series A Common Stock, 15,400,000 shares of Series B Common Stock and 2,609,707 shares of Series K Common Stock. As of the date hereof Cox, Mrs. Chambers and Mrs. Anthony beneficially own 14,557,300 shares of Series A Common Stock, or approximately 16.5% of the shares of Series A Common Stock deemed outstanding (without giving effect to any conversion of shares of Series B Common Stock or Series K Common Stock).

     (b) To the extent the Stockholders are considered to be a "group" for purposes of Rule 13d-5 of the Exchange Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of Cox's knowledge, AT&T currently beneficially owns 31,860,000 shares of Series A Common Stock and 15,400,000 shares of Series B Common Stock, CSC beneficially owns 10,946,936 shares of Series A Common Stock (represented by warrants to purchase such shares), Comcast beneficially owns 14,557,300 shares of Series A Common Stock and the KPCB Affiliates beneficially own 1,609,707 shares of Series K Common Stock. To the extent that AT&T, CSC, Comcast, Cox, Mrs. Chambers and Mrs. Anthony and the KPCB Affiliates are considered to be a "group" for purposes of this Report, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T and all shares of Series K Common Stock owned by the

KPCB Affiliates, and the exercise by CSC of its warrants, such group would beneficially own an aggregate of 88,931,243 shares of Series A Common Stock, or approximately 66.2% of all shares of Series A Common Stock deemed outstanding.

     Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that CAH, CCI, CHI, CEI, Anne Cox Chambers or Barbara Cox Anthony are the beneficial owners of the Issuer's stock (including the Series A, Series B and Series K Common Stock) held by any of the other persons referred to in this statement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as described in Item 3, none of Cox, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Series A Common Stock that was effected since October 2, 1997.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by Cox, Mrs. Chambers and Mrs. Anthony.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Each of TCI and KPCB purchased equity securities of @Home in connection with its initial capitalization. In August 1996, affiliates of Comcast and CCI purchased equity securities of @Home and entered into the Stockholders' Agreement with TCI, KPCB and @Home regarding the ownership of equity securities of @Home. The Issuer and TCI, Comcast, CCI, the KPCB Affiliates and certain of their respective affiliates are parties to the Stockholders' Agreement, which provides for, among other things, certain voting agreements, restrictions on transfer of @Home securities, rights of first offer, tag-along and drag-along rights and preemptive rights.

     On October 2, 1997, @Home, TCI, Comcast, CEI and KPCB entered into the Letter Agreement with CSC pursuant to which CSC issued the Warrants. Pursuant to the Letter Agreement, the parties have agreed that CSC shall have all of the rights, and shall be subject to the same obligations, as TCI, Comcast and CCI under (i) the Stockholders' Agreement, subject to certain exceptions, (ii) a related registration rights agreement and (iii) certain other agreements among TCI, Comcast, Cox and @Home relating to the distribution of @Home's Internet service. The foregoing descriptions of the Letter Agreement and the Warrants are each qualified in their entirety by reference to the text of such documents, which are attached as Exhibits hereto and incorporated herein by reference in their entirety.

     By virtue of the  rights  and  obligations  set forth in the  Stockholders'
Agreement applicable to the ownership, disposition and voting of shares of Common Stock owned by each of the parties thereto, such parties may be deemed to constitute a "group" as provided in Rule 13d-5 under the Exchange Act. As a result, Cox, Mrs. Chambers and Mrs. Anthony may be deemed to be members of a "group" which includes CSC, Comcast, TCI and KPCB.

     The Stockholders' Agreement provides that the subsidiaries of TCI, CSC, Comcast and CCI and the KPCB Affiliates owning Common Stock (each, a "Stockholder") each will vote all of their shares of voting stock of the Issuer in favor of any action required by the Stockholders' Agreement, including the election to the Board of the Chief Executive Officer of @Home, and that any holder of shares of Series B Common Stock (all of which are currently owned by a subsidiary of TCI) will vote all such shares in favor of the election of certain designees of TCI, Comcast and Cox Sub to the Board as Series B Directors as follows: Comcast will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; Cox will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; and TCI will be entitled to designate three directors so long as it owns at least 7,700,000 shares of Series B Common Stock, two directors so long as it owns at least 6,350,000 shares of Series B Common Stock and one director so long as it owns at least 5,000,000 shares of Series B Common Stock. In addition, the parties have agreed to vote all of their shares in favor of the election of one designee of CSC to the Board as a Common Stock Director upon CSC's request to have such a representative on the Board. CSC's right to designate a director will terminate at such time as CSC ceases to own at least 5,000,000 shares of Common Stock, on a fully diluted basis assuming all outstanding Warrants have been exercised.

     The Stockholders' Agreement, with certain exceptions, restricts transfers of @Home securities by TCI, CSC, Comcast and Cox (each, a "Cable Stockholder") and by the KPCB Affiliates, until June 4, 2006. Such restrictions on transfer cease to apply to the KPCB Affiliates following an interim or liquidating distribution of @Home securities owned by such KPCB Affiliate to the partners of such KPCB Affiliate. To the extent transfers of Series B Common Stock and Series K Common Stock are permitted, the holders of such shares generally must convert them to Series A Common Stock prior to consummating such transfers. Each Cable Stockholder is permitted to sell its Series A Common Stock in the public market if it first offers to each other Cable Stockholder the right of first offer to purchase such securities. The restrictions on transfer do not apply to a transfer of @Home securities that would result in an unaffiliated third party acquiring a majority of the voting stock of @Home (a "Control Block Sale"). In the event of a Control Block Sale, all Stockholders that continue to own at least 25% of @Home securities they originally purchased on or before August 1, 1996 (or, in the case of CSC, 25% of the Warrants that are or become exercisable, together with shares issued upon the exercise thereof) (the "Eligible Stockholders") will be permitted to participate in the Control Block Sale by selling a pro rata portion of their @Home securities to the third party. If any group of Stockholders consisting of TCI and any three other Eligible Stockholders (subject to adjustment) proposes to make a Control Block Sale, that group will have the right to require the other Stockholders to sell a pro rata portion of their @Home securities to the third party in the Control Block Sale.

     The Stockholders' Agreement provides that, if the number of homes passed by a Cable Stockholder's cable systems that remain subject to the exclusivity provisions of the Master Distribution Agreement applicable to each Cable Stockholder (together with any systems that have been released from such provisions due to @Home's failure to meet the rollout schedule) falls below 80% of the Cable Stockholder's base homes passed as of June 4, 1996 (or, in the case of CSC, as specified to @Home in connection with the issuance of the Warrants to
it), then such Cable Stockholder must offer to sell a proportionate amount of its @Home securities to the other Stockholders at a price equal to the average closing price of the Series A Common Stock over the most recent 20 trading days preceding the event.

     The Stockholders' Agreement gives each Eligible Stockholder the preemptive right to purchase a pro rata portion of any new securities offered by @Home, other than securities issued pursuant to a public offering, securities issued pursuant to any incentive plan or agreement for the benefit of @Home's employees, directors or consultants, securities issued by @Home in connection with an acquisition, and securities issued in exchange for interests in a joint venture or other business combination.

     The Stockholders' Agreement will terminate on the earliest of (i) June 4, 2021, (ii) when there are no Eligible Stockholders and no Cable Stockholders subject to exclusivity obligations under the Master Distribution Agreement,
(iii) a merger in which @Home is not the surviving entity or (iv) when there are no shares of Common Stock of @Home outstanding.

     The @Home Charter provides that the Board shall consist of not less than 3 and not more than 17 directors, with the exact number to be specified by the Series B Committee (as defined below) or the Board. The Board currently consists of 12 directors. Under the @Home Charter, the holders of the Series B Common Stock, all of which is held by a subsidiary of TCI, have the right to elect five members of the Board (the "Series B Directors"). The Series B Directors currently consist of (i) C. Michael Armstrong, Leo J. Hindery, Jr. and John C. Petrillo, each of whom is an officer of AT&T and each of whom is an AT&T designee, (ii) Brian Roberts, who is the President of Comcast and the Comcast designee, and (iii) David M. Woodrow, who is an officer of Cox and the Cox Sub designee. In addition, John C. Malone, a member of the Board of Directors of AT&T, is a Common Stock Director. So long as the holders of Series B Common Stock are entitled to elect any Series B Director, the holders of Series A Common Stock have the right to elect two directors (the "Series A Directors") who are not officers or employees of @Home and are not affiliates or associates of TCI, Comcast or Cox ("Outside Directors"). Messrs. Barksdale and Hearst are the current Series A Directors. Because of its ownership of Series A Common Stock (and without converting any shares of Series B Common Stock to Series A Common Stock), AT&T together with either Comcast and/or Cox has the ability to elect both of the Series A Directors subject to the requirement that they qualify as Outside Directors. The remaining directors are elected by the holders of the Series A Common Stock, Series B Common Stock and Series K Common Stock, voting together as a single class. Because AT&T holds more than 50% of the outstanding voting power of @Home's capital stock, it has the power to elect all of these directors. However, TCI, CSC, Comcast, Cox and KPCB have agreed to vote for the election of the Chief Executive Officer of @Home to the Board. In addition, pursuant to the Rogers & Shaw Voting Agreement (as defined below), TCI, Comcast and Cox Sub also have agreed, subject to certain conditions, to vote for the election to the Board of one representative jointly designated by Rogers Cablesystems, Inc. ("Rogers") and Shaw Communications, Inc. ("Shaw"). In addition, the @Home Charter provides that, so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of @Home, there will be a committee of the Board (the "Series B Committee") consisting of those Series B Directors who are officers, directors or employees of TCI or any subsidiary of TCI, which shall have the sole power, exercisable at any time, to increase the size of the Board to up to 17 directors (the maximum number of directors specified in the @Home Charter) and to fill any vacancies created by such an increase. Because four of the eleven current directors are directors or officers of AT&T and AT&T, through TCI, has the power, without a meeting of the stockholders, to increase the size of the Board to 17 directors and appoint additional members of the Board, AT&T has the power to appoint a majority of the Board at any time.

     Under the @Home Charter, all actions of the Board must be approved by (i) a majority of the members of the Board present at a meeting at which a quorum is present or the unanimous written consent of all members of the Board and (ii) so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of @Home, a majority of the Series B Directors. Accordingly, because AT&T has the right to elect three of the five Series B Directors, AT&T has the power to prevent the Board from taking any action that is not approved by its designated Series B Directors. In addition, to the extent that AT&T exercises its power to elect a majority of the entire Board, AT&T will be able to control all Board decisions, subject to the supermajority and unanimous vote requirements and other limitations contained in the @Home Charter.

     In addition, certain actions of the Board require the approval of at least 75% (currently four of five) of the total number of Series B Directors, and certain other actions of the Board require the unanimous approval of all of the Series B Directors. Accordingly, with the current composition of the Board, actions that require supermajority approval cannot be taken without the approval of the Series B Directors designated by AT&T and at least one of the two directors designated by Comcast and Cox Sub, and actions that require unanimous approval cannot be taken without the approval of both of such directors and the Series B Directors designated by AT&T.

     @Home actions that require supermajority approval by the Series B Directors are: (i) a merger, consolidation or other business combination; (ii) the acquisition of assets having a value greater than 20% of the value of @Home's assets; (iii) the disposition of assets having an aggregate value greater than 50% of the value of @Home's assets; (iv) the acquisition by @Home of assets in exchange for capital stock that would constitute more than 16-2/3% of its fully diluted shares (other than a sale of stock solely for cash); (v) the appointment or removal of the Chief Executive Officer of @Home; (vi) voluntary dissolution or liquidation or the initiation of voluntary bankruptcy proceedings; (vii) any amendment of the @Home Charter or the bylaws of @Home, other than the filing of a Certificate of Designation establishing a series of Preferred Stock that does not have certain specified special voting rights; (viii) the creation or issuance of any additional class or series of capital stock having more than one vote per share or entitled to vote as a separate class or series on any matter, subject to certain exceptions; (ix) any increase in the number of shares reserved for issuance to management of @Home in excess of 16,000,000 shares plus an amount equal to the greater of (a) 7.5% of the number of shares issued by @Home after August 1, 1996 and (b) the number of shares the issuance of which would represent a dilution of the fully diluted equity of @Home of 4% per year from August 1, 1996 to the date of such proposed increase; (x) the declaration of dividends on or certain repurchases of equity securities of a controlled affiliate of @Home; (xi) the adoption of any budget for @Home that does not provide for a substantially pro rata rollout of @Home's services to each of the Cable Stockholders in proportion to the number of qualifying homes passed made available by them to @Home; and (xii) the appointment of any directors to the
 .Com Committee (as defined in the @Home Charter) other than the current members of the .Com Committee.

     @Home  actions  that require  unanimous  approval by the Series B Directors
are:  (i)  any  amendments  to  or  modifications   of  the  actions   requiring
supermajority or unanimous approval of the Series B Directors; (ii) any increase in the number of Series B Directors; (iii) any modifications of the rights of the holders of Series B Common Stock to designate and elect directors; (iv) the appointment of any directors to the .Com Committee other than the Chief Executive Officer of @Home, the other directors who are currently members of the
 .Com Committee and any additional directors elected to the .Com Committee by supermajority vote; and (v) any amendment to the specifications and standards for @Home's service that would require the operator facilities of any affiliate of a Cable Stockholder to be capable of distributing or providing streaming video transmissions that include video segments longer than ten minutes in duration.

     In addition, the @Home Charter specifies certain requirements for the approval of certain transactions between @Home and any holder of more than 5% of the voting power of @Home or any affiliate of such holder.

     Pursuant to a voting agreement entered into with Rogers and Shaw on April 11, 1997 (the "Rogers & Shaw Voting Agreement"), TCI, Comcast and Cox Sub have agreed (i) to use their reasonable best efforts to cause a single representative designated jointly by Rogers and Shaw to be nominated for election to the Board and an additional representative designated jointly by Rogers and Shaw to be afforded the right to attend all meetings of the Board as a nonvoting observer and (ii) to vote all voting securities of @Home controlled by them in favor of election of the designee of Rogers and Shaw to the Board. The Rogers & Shaw Voting Agreement will terminate on the earlier to occur of the date that (i) neither Rogers nor Shaw continues to offer the Wave@Home service on an exclusive basis or (ii) Rogers and Shaw together with their controlled affiliates cease to own at least 2,000,000 shares of Series A Common Stock plus either an additional 500,000 shares of Series A Common Stock or warrants to purchase an additional 500,000 shares of Series A Common Stock.

     The foregoing descriptions of the Stockholders' Agreement (as modified by the Letter Agreement), the @Home Charter and the Rogers & Shaw Voting Agreement are qualified in their entirety by reference to the text of such documents, which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety.

     As a result of the voting power associated with the shares of Common Stock held by TCI and TCI's rights, as the sole holder of the Series B Common Stock, under the @Home Charter, AT&T, through TCI, may be deemed to control @Home or share control of @Home with the other parties to the Stockholders' Agreement. To the extent that AT&T is deemed to "control" @Home, such control is limited in that, pursuant to the @Home Charter, any plans or proposals relating to significant corporate transactions affecting @Home of the type specified in the @Home Charter would be required to be approved by a supermajority vote (currently four out of the five Series B Directors (of which three such directors are officers of AT&T )) or unanimous vote of the Series B Directors. The Stockholders' Agreement does not contain any agreement among the parties with respect to how such parties will vote upon supermajority vote matters or unanimous vote matters. Therefore, although AT&T may have the ability to exercise control over the Board with respect to the management of @Home, AT&T will not have the ability to exercise such control with respect to certain significant corporate transactions.

     Except as set forth in this Report, to the knowledge of Cox, Mrs. Chambers and Mrs. Anthony, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of @Home, including but not limited to, transfer or voting of any of the securities of @Home, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or continency the occurrence of which would give another person voting power over the securities of @Home.

     On April 7, 1999, AT&T and TCI entered into a Letter Agreement with @Home, CCI and an affiliate of Cox, which Letter Agreement is attached as an Exhibit hereto and incorporated by reference herein in its entirety. Depending on their subscriber penetration rates, as of June 4, 1999 and as of each anniversary of that date, CCI or Comcast has the right to terminate the exclusivity provisions of @Home's principal cable partners if AT&T and its affiliates do not meet certain @Home subscriber penetration levels. On June 4, 1999, @Home expects that CCI will have this right, but CCI has agreed to waive it in 1999 so long as certain governance changes are approved by @Home's board and stockholders and are approved prior to July 22, 1999. @Home plans to submit the proposed changes to the board for approval at @Home's next board meeting later this month and to its stockholders at @Home's 1999 Annual Meeting of Stockholders. Upon board approval, including approval by the board designees of AT&T, Comcast and Cox, @Home's stockholders agreement will require AT&T, Comcast and Cox to vote their shares in favor of the changes. These governance changes will generally require board action to be approved by a majority of the Board, which majority includes the board representatives of AT&T and either Cox or Comcast. In addition, as further consideration for Cox's waiver of its right to terminate exclusivity as of June 4, 1999, AT&T has agreed to increase its subscriber acquisition goal for the next twelve months above its current goal for that period.

     In connection with the proposed acquisition of Excite by @Home (the "Excite Merger"), the subsidiary of TCI which is the record owner of all shares of Common Stock now beneficially owned by AT&T ("TCI Sub"), @Home and Excite entered into a voting agreement, dated as of January 19, 1999 (the "Excite Voting Agreement"). The Voting Agreement was entered into in connection with the execution and delivery of the Agreement and Plan of Reorganization (the "Excite Merger Agreement") among @Home, Excite and Countdown Acquisition Corp., a wholly owned subsidiary of @Home.

     Pursuant to the Excite Voting Agreement, TCI Sub has agreed to vote all Shares (as defined in the Excite Voting Agreement) in favor of (i) @Home's issuance of shares of Series A Common Stock in connection with the Excite Merger and (ii) an amendment to the @Home Charter increasing the number of authorized shares of Series A Common Stock from 200,000,000 to 233,000,000, reducing the number of authorized shares of Series K Common Stock to an amount equal to the number of such shares currently outstanding, and making corresponding changes to the number of authorized shares of capital stock and Common Stock (the "@Home Proposals"). The Excite Voting Agreement also contains restrictions on TCI's ability to Transfer (as defined in the Excite Voting Agreement) shares of Common Stock. Such restrictions on Transfer are subject to certain exceptions. The Excite Voting Agreement will terminate upon the first to occur of: (i) September 30, 1999; (ii) the consummation of the Excite Merger; (iii) the termination of the Excite Merger Agreement; (iv) the failure of Excite's stockholders to approve the Excite Merger Agreement at the first meeting of such stockholders at which such matter is considered; and (v) breach of any of the corresponding voting agreements entered into by certain of Excite's stockholders. Approval of each of the @Home Proposals requires the affirmative vote of the holders of a majority of the outstanding voting power of @Home. Because AT&T holds shares having a majority of such voting power, the effect of the Excite Voting Agreement is to insure (subject to the terms and conditions of the Excite Voting Agreement) stockholder approval of each of the @Home Proposals.

     Also in connection with the Excite Merger, TCI and AT&T entered into a letter agreement (the "Excite Letter Agreement") in which AT&T consented to TCI Sub's execution of the Excite Voting Agreement and agreed that it would not intentionally take any action (or fail to take any action) following the Merger which would result in a TCI Change of Control (as defined in the Master Distribution Agreement) by virtue of a change in the composition of a majority of TCI's Board of Directors within one year following the Merger. A majority of the pre-Merger members of TCI's Board of Directors are members of the post-Merger TCI Board of Directors.

     The foregoing descriptions of the Rogers & Shaw Voting Agreement, the Stockholders' Agreement, the Letter Agreement, the Registration Rights Agreement, the Company Charter, the Warrant Purchase Agreement, the Warrant, the Contingent Warrant, the Excite Merger Agreement, the Excite Voting Agreement and the Excite Letter Agreement are each qualified in their entirety by reference to the text of such agreements, which are attached as Exhibits hereto and incorporated herein by reference in their entirety.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.    Title of Exhibit

10.1 Letter Agreement and Term Sheet, dated October 2, 1997, among the Issuer, CSC, Comcast, CEI, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by the Issuer (File No. 000-22697) on October 22, 1997 (the "8-K")).

10.2 Second Amended and Restated Stockholders Agreement, dated July 16 , 1997 (incorporated by reference to Exhibit 4.04 of the Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer (File. No. 333-27323) on July 11, 1997 (the "S-1")).

10.3 Voting Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 9.01 of the S-1).

10.4 Fourth Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.06 of the S-1).

10.5 Third Amended and Restated Registration Rights Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 4.01 of the S-1).

10.6 Warrant Purchase Agreement, dated October 10, 1997 between the Issuer and CSC (incorporated by reference herein to Exhibit 10.02 of the 8-K).

10.7           The Warrant (incorporated by reference to Exhibit 10.03 of the
               8-K).

10.8           The Contingent Warrant (incorporated by reference to Exhibit
               10.04 of the 8-K).

10.9 Joint Filing Agreement, dated as of May 12, 1999, by and among Cox Enterprises, Inc. ("CEI"), Cox Holdings, Inc. ("CHI"), Cox Communications, Inc. ("CCI"), Cox @Home, Inc. ("CAH"), Anne Cox Chambers and Barbara Cox Anthony.

10.10 Agreement and Plan of Reorganization, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and Countdown Acquisition Corp. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on February 19, 1999).

10.11 Voting Agreement, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and TCI Internet Holdings, Inc. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Statement on Schedule 13D of Tele-Communications, Inc. (File No. 005-51925) filed on January 25, 1999).

10.12 Letter Agreement, dated April 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.

99.1           Executive Officers and Directors of CAH.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              COX ENTERPRISES, INC.


        May 12, 1999                         By:  /s/ Andrew A. Merdek
    -----------------------                       -----------------------
            Date                                  Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               COX HOLDINGS, INC.


         May 12, 1999                        By:  /s/ Andrew A. Merdek
    -----------------------                       -----------------------
            Date                                  Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX COMMUNICATIONS, INC.


        May 12, 1999                         By:  /s/ Andrew A. Merdek
    -----------------------                       -----------------------
            Date                                  Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COX @HOME, INC.


       May 12, 1999                          By:  /s/ Andrew A. Merdek
    -----------------------                       -----------------------
            Date                                  Andrew A. Merdek
                                                  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        May 12, 1999                              /s/ Anne Cox Chambers
    -----------------------                       -----------------------
            Date                                  Anne Cox Chambers

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        May 12, 1999                              /s/ Barbara Cox Anthony
    -----------------------                       -----------------------
            Date                                  Barbara Cox Anthony

                                Index to Exhibits

Exhibit No.    Title of Exhibit

10.1 Letter Agreement and Term Sheet, dated October 2, 1997, among the Issuer, CSC, Comcast, CEI, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by the Issuer (File No. 000-22697) on October 22, 1997 (the "8-K")).

10.2 Second Amended and Restated Stockholders Agreement, dated July 16 , 1997 (incorporated by reference to Exhibit 4.04 of the Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer (File. No. 333-27323) on July 11, 1997 (the "S-1")).

10.3 Voting Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 9.01 of the S-1).

10.4 Fourth Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.06 of the S-1).

10.5 Third Amended and Restated Registration Rights Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 4.01 of the S-1).

10.6 Warrant Purchase Agreement, dated October 10, 1997 between the Issuer and CSC (incorporated by reference herein to Exhibit 10.02 of the 8-K).

10.7           The Warrant (incorporated by reference to Exhibit 10.03 of the
               8-K).

10.8           The Contingent Warrant (incorporated by reference to Exhibit
               10.04 of the 8-K).

10.9 Joint Filing Agreement, dated as of May 12, 1999, by and among Cox Enterprises, Inc. ("CEI"), Cox Holdings, Inc. ("CHI"), Cox Communications, Inc. ("CCI"), Cox @Home, Inc. ("CAH"), Anne Cox Chambers and Barbara Cox Anthony.

10.10 Agreement and Plan of Reorganization, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and Countdown Acquisition Corp. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on February 19, 1999).

10.11 Voting Agreement, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and TCI Internet Holdings, Inc. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Statement on Schedule 13D of Tele-Communications, Inc. (File No. 005-51925) filed on January 25, 1999).

10.12 Letter Agreement, dated April 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.

99.1           Executive Officers and Directors of CAH.